Financial Statements

LPBP Inc. (formerly Hemosol Inc.)

October 31, 2004

Auditors' Report

To the Shareholders of

LPBP Inc. (formerly Hemosol Inc.)

We have audited the statements of financial position of LPBP Inc. (formerly Hemosol Inc.) as at October 31, 2004 and 2003 and the statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ Ernst & Young LLP
February 15, 2005.	Chartered Accountants

Statements of Financial Position

As at October 31

[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003
Assets
Current
Cash	$179	$-
Current portion of future tax assets [note 6]	14,000	-
	14,179	-

Investment in Hemosol LP [notes 1 & 3]	5,322	-
Investment in MDS Laboratory Services LP [notes 1 & 4]	55,891	34,796
Future tax assets [note 6]	98,639	-
Total assets	$174,031	$34,796

Liabilities and Shareholders' Equity
Current
Accrued liabilities	$120	$-
Current taxes payable	232	-
Note payable [note 5]	306	-
Current portion of unrealized tax loss benefit [note 6]	12,498	-
Due to MDS Laboratory Services LP [note 1]	16,434	-
	29,590	-

Unrealized tax loss benefit [note 6]	88,053	-
	117,643	-
Shareholders' equity
Net investment by MDS Inc. [note 7]	-	34,796
Common Shares - Class A [note 7]	2,319	-
Common Shares - Class B [note 7]	34,677	-
Retained Earnings	19,392	-
	56,388	34,796
Total liabilities and shareholders' equity	$174,031	$34,796
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchel J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Equity in earnings of investee [note 8]	$47,309	$48,230	$50,920
General and administration	(373)	-	-

Income before income taxes and interest expense	46,936	48,230	50,920

Interest expense [notes 1 & 5]	(439)	-	-
Income before income taxes	46,497	48,230	50,920

Income taxes - current [note 6]	(9,625)	(17,857)	(19,999)
- future [note 6]	(790)	-	-
Net income	$36,082	$30,373	$30,921

Earnings per share basic and diluted [note 9]	$-	$-	$-
See accompanying notes
Statements of Retained Earnings
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Retained earnings, beginning of period	$-	$-	$-

Net income	36,082	30,373	30,921

Earnings distributions, prior to May 1, 2004 [note 8]	(16,690)	(30,373)	(30,921)

Retained earnings, end of period	$19,392	$-	$-

See accompanying notes

Statements of Cash Flows Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2004	2003	2002
Operating activities
Net income	$36,082	$30,373	$30,921
Items not affecting current cash flow:
Amortization of unrealized tax loss benefit	(6,571)	-	-

Future income tax expense	7,361	-	-
Notional tax provision [note 6]	9,525	17,857	19,999
Interest accrued on loans from affiliated parties	439	-	-
Equity earnings	(47,309)	(48,230)	(50,920)
	(473)	-	-
Changes in non-cash working capital balances relating to operations:
Current liabilities	352
	(121)

Financing and Investing activities
Note payable [note 5]	300
Loan from MDS Laboratory Services LP [note 1]	16,000	-	-
Redemption of Class C Shares [note 1]	(16,000)	-	-
	300
Increase in cash position during the period	179	-	-

Cash position, beginning of period	-	-	-
Cash position, end of period	$179	$-	$-

See accompanying notes

Cash income taxes paid	$-	$-	$-
Cash interest paid	$-	$-	$-

Notes to Financial Statements

[All amounts in thousands of Canadian dollars, except where noted]

1. Basis of Presentation

Effective May 1, 2004, LPBP Inc. ("LPBP" or "the Company" and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. ("MDS") which resulted in a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  Shareholders of the Company, including MDS, exchanged each of the 56,145,583 common shares of the Company for one Class A Share of the Company, and one Class C Share of the Company. As part of the Arrangement, each shareholder of the Class C Shares was deemed to have transferred the Class C Shares to a new public company in exchange for shares of this new company, Hemosol Corp.
  LPBP transferred the Blood Products Business to a newly formed entity, Hemosol LP, for a 100% limited partnership interest.
  LPBP then distributed a 93% interest in Hemosol LP along with $16 million to Hemosol Corp. to redeem the Class C Shares, and retained a 7% interest in Hemosol LP.
  MDS transferred the Labs Business to MDS Laboratory Services, LP ("Labs LP") for a 99.99% limited partnership interest in Labs LP. The remaining 0.01% is owned by a wholly owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Labs"), as the general partner.
  MDS contributed its 99.99% interest in Labs LP to LPBP in exchange for 38,322,390 Class A Shares and 11,134,648,627 Class B Non-Voting Shares.
  Shareholders, other than MDS, hold 0.44% of the equity securities and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity securities of the Company and 47.5% of the voting shares of the Company.
  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Labs and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP is prohibited from making any distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As part of the Arrangement, MDS lent $16 million to Labs LP, which in turn lent the funds to the Company. The Company used these funds as partial consideration for the redemption of Class C Shares of the Company that were originally issued under the Arrangement. The loan by MDS to Labs LP was repaid prior to October 31, 2004. The loan by Labs LP to the Company bears interest at a rate of prime plus 1.5%, matures on May 31, 2005 and may be prepaid at any time. (See note 10)

As a result of the above, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $120 million.

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company's equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company's interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for periods prior to May 1, 2004.

The tax carryovers have been recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million in accordance with EIC 110 "Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations". The future tax assets and the unrealized tax loss benefit will be amortized over the period in which LPBP expects to benefit from these tax carryovers.

2. Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). Significant accounting policies are as follows. The impact of material differences between Canadian and U.S. generally accepted accounting principles is set out in note 11.

Investments

The Company regularly reviews its investments in associated companies, accounted for using the equity method, for impairment, and records an. An impairment loss is recordedcharge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. Investment in Hemosol LP

As described in note 1, 'Basis of Presentation', LPBP holds a 7% interest in Hemosol LP. This investment is accounted for on a cost basis as LPBP does not exercise significant influence or control over Hemosol LP. The carrying amount of the investment will be reviewed periodically for potential impairment.

4. Investment in MDS Laboratory Services LP

As previously described in note 1, LPBP acquired a 99.99% interest in Labs LP, which is accounted for on an equity basis as LPBP can exercise significant influence but, as a limited partner, does not control Labs LP. LPBP is required to pay dividends to its shareholders based on the distributions received from Labs LP, net of any expenses incurred directly by LPBP in the course of its operations. As at October 31, 2004, no distributions had been received and consequently the increase in the investment, as a result of equity accounting for the Company's interest in the net income of Labs LP, is approximately $21 million.

5. Note Payable

In 2004, LPBP borrowed $300 thousand from MDS, to cover general operating expenses, under the terms of a note payable with an interest rate of prime plus 2%. This note is due upon demand. The carrying amount on the Statements of Financial Position includes accrued interest.

6. Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110 'Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations'. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future income tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for periods prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated taxes have been classified as current tax expense.

(a) Provision

The Company's effective tax rate has the following components:

	2004	2003	2002
	%	%	%
Combined Canadian federal and provincial tax rate	36.2	37.0	39.2
Increase (decrease) in tax rate as a result of:
Amortization of unrealized tax loss benefit	(14.1)	-	-
Federal capital taxes and other	0.3	-	0.1
Effective income tax rate	22.4	37.0	39.3

(b) Future tax assets

Future tax assets consist of the following temporary differences:

2004
Future tax assets
Tax benefit of loss carryforwards	$97,956
Investment tax credits, net of tax	17,799
Future tax assets before valuation allowance	115,755
Valuation allowance	(3,116)
Future tax assets	$112,639

(c) Tax carryovers

At October 31, 2004 the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carryforward indefinitely. Tax losses and tax credits expire as follows:

	Federal Losses	Provincial Losses	Investment Tax Credits
2005	$1,866	$-	$-
2006	3,694	-	586
2007	-	-	2,025
2008	9,353	7,214	1,994
2009	1,000	1,000	2,897
2010	7,535	7,535	4,823
2011	40,498	44,391	4,053
2012	-	-	7,580
2013	-	-	4,400
2014	-	-	616
Indefinite carryover	208,587	208,587	-
	$272,533	$268,727	$28,974

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004. (see note 1)

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:

(Number of shares in thousands)	Common Shares
	Number	Amount
Shares Issued - Class A	94,468	2,319
Shares Issued - Class B	11,134,649	34,677
Closing Balance - October 31, 2004	11,229,117	$36,996

All the shares were issued on May 1, 2004 (see note 1).

Net Investment by MDS Inc.

The following is the continuity in the net investment by MDS for the period from November 1, 2001 to May 1, 2004:

Balance as at November 1, 2001 and October 31, 2002 and 2003	$34,796

Recognition of future tax asset	120,000
Recognition of unrealized tax loss benefit	(107,122)
Investment in Hemosol LP	5,322
Issuance of Class A Shares in LPBP	(2,319)
Issuance of Class B Shares in LPBP	(34,677)
Redemption of Class C Shares in LPBP	(16,000)
Balance as at May 1, 2004	$-

  Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2004 consists of LPBP's 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP's business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004. The equity earnings reported on the Statements of Income comprises:

Equity in earnings for the period November 1, 2003 - April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 - October 31, 2004	$21,095
$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2004 and 2003 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2004, 2003 and 2002.

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information represents an estimate of the revenues and net income attributable to Labs LP for the fiscal years of MDS ended October 31, 2004, 2003 and 2002, as if Labs LP existed during these periods. The material assumptions made in the preparation of this financial information are as follows:

  Interest income/expense for MDS has not historically been recorded by individual divisions due to a centralized cash pooling arrangement of MDS. Accordingly, no such interest income/expense has been included.
  Income tax expense has not been provided for the business of Labs LP since the continuing structure is a partnership and therefore continuity of interests of such a structure would indicate that there would have been no taxes in the previous entity. Accordingly, no such income tax expense has been included.
  Management fees were charged by MDS to Labs LP for the period starting May 1, 2004 for support services provided by MDS to Labs LP. The support services provided by MDS include but are not limited to information technology services, financial services, real estate services, regulatory compliance services, human resources services and government relation services. For comparability to prior years, Labs LP has included a similar fee for the periods prior to May 1, 2004.

The following table represents Labs LP's revenue and net income for the reporting periods.

	Twelve months to October 31
[Thousands of Canadian dollars]	2004	2003	2002
Revenue	$211,456	$200,794	$199,288
Net income	47,314	48,235	50,925

LPBP's 99.99% share of net income for the three years ending October 31, 2004 is $47,309, $48,230 and $50,920, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2004. The comparative summary of financial information represents an estimate of the financial position of Labs LP, as if it existed, as at October 31, 2003. The material assumptions made in the preparation of this October 31, 2003 financial information is as follows:

  No cash or accounts payable information has been included at October 31, 2003, since it has been assumed that, as a division of MDS, the business of Labs LP would have been completely financed by MDS. Likewise, all cash generated by the business would have been transferred to the centralized cash pool of MDS.
  The capital assets and goodwill reflect the balances at October 31, 2003 of only those assets which were transferred to Labs LP. Not all assets and goodwill relating to the old division were transferred on May 1, 2004.

The following table represents Labs LP's assets and liabilities as at October 31, 2004 and, where applicable, based on the assumptions described above, for the period ended October 31, 2003.

[Thousands of Canadian dollars]	2004	2003
Cash	$2,949	$-
Accounts receivable	17,376	27,252
Inventories	2,239	2,233
Other current assets	991	318
Loan receivable from LPBP	16,434	-

Capital assets	10,626	6,309
Long-term investment	2,532	2,182
Goodwill	20,904	20,904

Total Assets	$74,051	$59,198

Total Liabilities	$18,239	$-

Total Partner's Capital	$55,812	$59,198

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP's capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2004 is less than one half of one cent.

10. Subsequent Events

On February 11, 2005, the Company received a distribution of $17 million from Labs LP. The Company used these funds to repay its debt of $16 million owed to Labs LP plus accrued interest to this date.

11. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, and the effects on the financial statements of the Company, are identified in the reconciliation below:

Years ended October 31
[Thousands of Canadian dollars]	2004	2003	2002
Net income under Canadian GAAP	$36,082	$30,373	$30,921
Adjustments:
Equity losses of Hemosol LP (i)	(821)	-	-
Net income under US GAAP	$35,261	$30,373	$30,921

Earnings per share under US GAAP:
Basic and diluted.	$-	-	-

(i) Under Canadian GAAP, any investment which is not controlled or in which the Company does not have significant interest is accounted for at cost. However, U.S. GAAP requires the use of the equity method to account for certain investments, including equity interests greater than five percent in partnerships. Therefore under US GAAP, the Company is required to include its 7% interest in Hemosol LP's net earnings/loss for the period reported. The offset to the change in the Company's earnings under U.S. GAAP is a reduction of $821 thousand to the investment in Labs LP on the statement of financial position, for U.S. GAAP purposes.